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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 11)

                           RENTAL SERVICE CORPORATION
                           (Name of Subject Company)

                           RENTAL SERVICE CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   76009V102
                     (CUSIP Number of Class of Securities)

                               ----------------

                                Robert M. Wilson
   Executive Vice President, Chief Financial Officer, Secretary and Treasurer
                           Rental Service Corporation
                     6929 East Greenway Parkway, Suite 200
                           Scottsdale, Arizona 85254
                                 (480) 905-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                   Copies to:

      Elizabeth A. Blendell, Esq.                Mark D. Gerstein, Esq.
            Latham & Watkins                        Latham & Watkins
   633 West Fifth Street, Suite 4000             233 South Wacker Drive
   Los Angeles, California 90071-2007           Sears Tower, Suite 5800
             (213) 485-1234                   Chicago, Illinois 60606-6401
                                                     (312) 876-7700

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Item 7. Certain Negotiations and Transactions by the Subject Company.

     (a) On May 24, 1999, a representative of Goldman, Sachs & Co. ("Goldman, Sachs"), financial advisor to United Rentals, Inc. ("United Rentals"), attempted to contact Morgan Stanley & Co. Incorporated ("Morgan Stanley"), financial advisor to Rental Service Corporation ("RSC"), by telephone on behalf of United Rentals. On May 25, 1999, a representative of Morgan Stanley responded to such contact and was informed by the representative of Goldman, Sachs that United Rentals would be interested in participating in any process that RSC may conduct as a result of the review and evaluation of RSC's strategic alternatives being conducted by its financial advisors which was disclosed in RSC's press release issued on May 21, 1999.


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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 1999                       Rental Service Corporation

                                          By: /s/ Robert M. Wilson
                                              ---------------------------------
                                          Name:  Robert M. Wilson
                                          Title: Executive Vice President, Chief
                                                 Financial Officer, Secretary
                                                 and Treasurer